UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F
ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Hi-Tech Industries Inc.	September 30, 2003	2003/11/20
ISSUER'S ADDRESS
1096 West 10th Avenue
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6H 1H8	(604) 734-8300	(604) 733-5400
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Roger Rached	President	(604) 733-5400
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@ihiintl.com or info@ihi.ca	www.ihiintl.com or www.ihi.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Owen A. Anderson	Owen A. Anderson	2003/11/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Rene Rached	Rene Rached	2003/11/27

INTERNATIONAL HI-TECH INDUSTRIES INC

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

Morgan & Company
Chartered Accountants

NOTICE TO READER

We have compiled the consolidated balance sheet of International Hi-Tech Industries Inc. as at September 30, 2003 and the consolidated statements of operations and deficit, and cash flows for the three and nine month periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
November 20, 2003

"Morgan & Company"
Chartered Accountants

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

(Unaudited - see Notice to Reader)
	SEPTEMBER 30 2003	DECEMBER 31 2002
		(As restated - Note 2)
ASSETS
Current
Cash and cash equivalents	$4,713,121	$10,391,716
Restricted cash (Note 3)	-	275,463
Accounts receivable	68,411	92,691
Notes receivable and accrued interest (Note 4)	1,664,922	1,874,815
Prepaid expense	291,846	335,711
	6,738,300	12,970,396
Capital Assets (Note 5)	6,351,720	6,825,849
Real Estate (Note 6)	21,014,476	19,928,903
Deferred Project Development Costs	4,642,972	4,638,737

	$38,747,468	$44,363,885

LIABILITIES
Current
Accounts payable and accrued liabilities	$444,249	$435,750
Accrued interest payable	282,411	243,341
Preferred share dividends payable	14,768	68,391
Current portion of loans payable (Note 7)	444,726	442,461
Mortgage payable (Note 8)	-	1,868,000
Current portion of long term debt (Note 9)	1,301,538	1,281,569
	2,487,692	4,339,512
Deferred Revenue	12,080,732	10,256,168
Long Term Debt (Note 9)	1,049,360	1,445,660
Minority Interest	-	-
	15,617,784	16,041,340
Contingencies (Note 13)

SHAREHOLDERS' EQUITY

Share Capital (Note 10)	55,586,614	55,586,614

Contributed Surplus	305,000	305,000

Minority Interest Deficit Relating To Dividends (Note 16(d))	(1,439,330)	(21,882)

Deficit	(31,322,600)	(27,547,187)
	23,129,684	28,322,545

	$38,747,468	$44,363,885

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited - see Notice to Reader)
	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2003	2002	2003	2002
		(As restated - Note 2)		(As restated - Note 2)
Revenue
Other income	$61,634	$58,604	$220,617	$143,590

Expenses
Audit and accounting	24,902	50,382	72,323	119,600
Capital taxes	-	-	-	44,152
Consulting fees	89,797	93,042	243,594	146,080
Depreciation and amortization	367,608	394,048	1,065,385	1,163,897
Directors' and officers' fees	36,000	42,000	114,083	109,646
Finders', loan guarantee and commitment fees	-	78,370	156,085	106,809
General expense	44,180	88,080	196,301	222,119
Legal	10,361	50,808	127,371	228,379
Insurance	18,660	12,040	58,631	29,165
Interest and foreign exchange	79,520	74,731	889,985	520,966
Investor relations	6,271	7,180	19,173	11,800
Product representation costs	39,833	43,137	121,759	129,886
Telephone, fax and cellular	4,448	10,032	16,979	26,609
Office rent	24,226	24,655	63,226	66,055
Promotion and presentation	8,328	37,436	15,326	38,636
Property taxes	151,244	131,953	160,793	136,805
Repairs and maintenance	27,105	16,026	60,324	36,119
Travel and business promotion	68,259	63,388	222,748	150,028
Transfer agent and filing fees	4,408	41,808	32,987	68,653
Wages and benefits	133,950	76,329	388,484	256,364
	1,139,100	1,335,445	4,025,557	3,611,768

Loss Before The Following	(1,077,466)	(1,276,841)	(3,804,940)	(3,468,178)

Gain On Cancellation Of License Rights (Note 16(a))	154,460	3,293,839	154,460	3,293,839
Minority Interest In (Income) Loss Of Subsidiary	-	(1,070,877)	-	(1,070,877)

Net Income (Loss) For The Period	(923,006)	946,121	(3,650,480)	(1,245,216)

Deficit, Beginning Of Period	(30,384,826)	(27,510,794)	(27,547,187)	(25,052,077)
	(31,307,832)	(26,564,673)	(31,197,667)	(26,297,293)
Preferred Share Dividends	(14,768)	(68,391)	(124,933)	(335,771)

Deficit, End Of Period	$(31,322,600)	$(26,633,064)	$(31,322,600)	$(26,633,064)

Net Income (Loss) Per Share	$(0.01)	$0.01	$(0.04)	$(0.02)

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited - see Notice to Reader)
	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2003	2002	2003	2002
		(As restated - Note 2)		(As restated - Note 2)
Cash Flows From Operating Activities
Net income (loss) for the period	$(923,006)	$946,121	$(3,650,480)	$(1,245,216)
Adjustments for:
Depreciation and amortization	367,608	394,048	1,065,385	1,163,897
Minority income in income (loss) of subsidiary	-	1,070,877	-	1,070,877
	(555,398)	2,411,046	(2,585,095)	989,558
Changes in non-cash working capital items:
(Increase) in restricted cash	-	326,475	-	526,475
(Increase) Decrease in receivables	44,980	(49,181)	24,280	(68,586)
(Increase) Decrease in notes receivable and accrued interest	(23,381)	(106,278)	209,893	(65,058)
(Increase) Decrease in prepaids	12,452	(355,311)	43,865	(363,200)
Increase (Decrease) in accounts payable and accrued liabilities	(58,747)	(231,520)	8,499	135,383
Increase (Decrease) in accrued interest payable	23,385	(117,930)	39,070	22,967
Increase (Decrease) in preferred share dividend payable	(30,822)	(15,531)	(53,623)	(102,594)
	(32,133)	(549,276)	271,984	85,387
Cash Flows From Operating Activities	(587,531)	1,861,770	(2,313,111)	1,074,945
Cash Flows From Financing Activities
Shares issued for cash	-	2,809,200	-	2,809,200
Dividends paid	(14,768)	(68,391)	(124,933)	(335,771)
Issue of preferred shares	-	-	-	-
Increase (Decrease) in share subscriptions	-	2,647,694	-	4,817,654
Dividends paid by subsidiary to minority shareholders in excess of minority interest (Note 16(d))	-	-	(1,417,448)	-
Increase (Decrease) in mortgage payable	-	-	(1,868,000)	-
Increase (Decrease) in loans payable	-	(607,061)	2,265	(196,108)
Increase (Decrease) in deferred revenue	(16,350)	(1,747,439)	1,824,564	(1,747,439)
Increase (Decrease) in long term debt	(97,928)	(204,517)	(376,331)	(539,777)
Cash Flows From Financing Activities	(129,046)	2,829,486	(1,959,883)	4,807,759

Cash Flows From Investing Activities
Capital assets	(174,319)	(292,194)	(591,256)	(1,619,549)
Real estate	(214,524)	(322,078)	(1,085,573)	(962,179)
Project development costs	-	(14,700)	(4,235)	(20,021)
Cash Flows From Investing Activities	(388,843)	(628,972)	(1,681,064)	(2,601,749)

INTERNATIONAL HI-TECH INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)
	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2003	2002	2003	2002
		(As restated - Note 2)		(As restated - Note 2)
Net Increase (Decrease) In Cash And Cash Equivalents	$(1,105,420)	$4,062,284	$(5,954,058)	$3,280,955

Cash And Cash Equivalents, Beginning Of Period	5,818,541	1,495,938	10,667,179	2,277,267

Cash And Cash Equivalents, End Of Period	$4,713,121	$5,558,222	$4,713,121	$5,558,222

Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$2,149,653	$1,939,654	$2,149,653	$1,939,654
Restricted cash	-	193,854	-	193,854
Short term investments	2,563,468	3,424,714	2,563,468	3,424,714

	$4,713,121	$5,558,222	$4,713,121	$5,558,222

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended September 30, 2002, the Company issued 3,022,250 common shares on the conversion of 3,925,000 Series 2 Class A preferred shares.

During the period ended September 30, 2003, the Company issued 1,239,788 common shares on the conversion of 1,610,114 Series 3 Class B preferred shares.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

1. BASIS OF PRESENTATION

The interim financial statements of International Hi-Tech Industries Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Restatement of Consolidated Financial Statements

The Company's consolidated financial statements for the year ended December 31, 2002, and for the three and nine month periods ended September 30, 2002, have been restated from the amounts previously reported to give effect to the adjustments described in Note 16.

b) Consolidation

These financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned) and IHI Construction Ltd. (100% owned).

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

d) Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Project Development Costs

The Company is deferring all architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences.

f) Depreciation and Amortization of Capital Assets

Automotive	30% declining balance method
Office furniture and equipment	20% declining balance method
Computer equipment	30% declining balance method
Other machinery and equipment	20% declining balance method
Patent application costs	on a straight line basis over ten years once a patent is secured
License rights	on a straight line basis over ten years
Paving	8% declining balance method

g) Non-Monetary Transactions

Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received.

h) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 9(d)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

j) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of its joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company includes its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

k) Revenue Recognition

Non-refundable fees and deposits relating to license rights received by the Company pursuant to memorandums of understanding entered into with potential joint venture partners are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined to occur upon the formation of a joint venture, and the Company's ability to deliver the technology to exploit the license. Non-refundable fees and deposits relating to memorandums of understanding which have been cancelled by the Company, in accordance with the terms of the memorandums of understanding, are recorded as revenue in the period that the notice of cancellation is issued.

l) Foreign Currency Translation

Effective January 1, 2001, the Company adopted amended CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign currency translation gains and losses on long term monetary items with a fixed or ascertainable life. All exchange gains and losses on long term monetary items are now included in income. There were no unamortized foreign exchange losses on long term debt as at December 31, 2000 and, consequently, no adjustment to opening deficit was necessary.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Foreign Currency Translation (Continued)

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

m) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti-dilutive.

Effective January 1, 2002, the Company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. This has not impacted the financial statements.

3. RESTRICTED CASH

As a condition of the Series 3 Preferred Share Offering, the Company agreed to deposit with its trust company sufficient funds from the subscription proceeds to fund the dividends payable for a two year period.

4. NOTES RECEIVABLE

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are secured by issuer's license rights to the Company's building technology.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

5. CAPITAL ASSETS

	SEPTEMBER 30 2003	DECEMBER 31 2002

Automotive	$148,226	$143,226
Office furniture and equipment	314,188	296,056
Computer equipment	173,558	149,181
Other machinery and equipment	7,959,079	7,584,265
Patent application costs	2,587,748	2,432,430
License rights	200,000	200,000
Paving	47,123	33,508
	11,429,922	10,838,666
Accumulated depreciation and amortization	5,078,202	4,012,817

	$6,351,720	$6,825,849

Capital assets include other machinery and equipment acquired under capital lease with an original cost of $2,667,416 (December 31, 2002 - $2,667,416). Accumulated amortization provided on this other machinery and equipment totalled $1,496,394 (December 31, 2002 - $1,156,419).

6. REAL ESTATE

	SEPTEMBER 30, 2003	DECEMBER 31, 2002

Speen Road properties, Surrey
Land and building	$836,980	$836,980

Hopcott Road property, Delta
Land	1,356,527	1,356,527
Site preparation	1,404,553	1,404,553
Construction and design costs	15,199,591	14,786,256
Construction financing	857,206	857,206
Construction permits	135,810	135,810

Other properties
Land	1,223,809	551,571

	$21,014,476	$19,928,903

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

7. LOANS PAYABLE

	SEPTEMBER 30 2003	DECEMBER 31 2002

Repayable on January 2, 2003 with interest at 20% per annum	$361,226	$354,961
Repayable on demand at various interest rates	83,500	87,500
	444,726	442,461
Less: Current portion	444,726	442,461

	$-	$-

The $444,726 loan payable represents the amount advanced to date on a $2,000,000 credit facility. The loan is secured by a general security agreement.

8. MORTGAGE PAYABLE

	SEPTEMBER 30 2003	DECEMBER 31 2002

The Company has arranged a conventional first mortgage financing secured by the land and improvements located at Hopcott Road in Delta, British Columbia. Advances under the mortgage bear interest at the rate of prime plus 5%, which is payable monthly. The mortgage is due on March 1, 2003.	$-	$1,868,000

9. LONG TERM DEBT

Obligations Under Capital Lease

	SEPTEMBER 30 2003	DECEMBER 31 2002

MTC Leasing Inc.
Repayable $4,399 per month including interest at 19.886%, due October 1, 2004	$45,736	$73,352

MTC Leasing Inc.
Repayable $1,102 per month including interest at 9.533%, due February 1, 2005	16,319	24,109

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

9. LONG TERM DEBT (Continued)

	SEPTEMBER 30 2003	DECEMBER 31 2002

WS Leasing Ltd.
Repayable $1,790 per month including interest at 18.470%, due October 1, 2005	$37,032	$45,383

Other
Various smaller lease obligations with a total monthly obligation, including interest, of $5,794 (2002 - $5,658)	56,512	92,844
	155,599	235,688

Other Long Term Obligations

CIBC Mortgage Corporation
Repayable $1,815 per month including interest at 7.6% per annum, due February 1, 2003, secured by Speen Road real estate	191,852	197,158

CIBC Mortgages Inc.
Advances under this mortgage bear interest at the rate of prime minus 0.5% per annum, payable monthly. The balance is due on July 1, 2005	556,451	575,969

Cove Mortgage Corporation
Interest only at a rate of 14.0% per annum, due February 1, 2004, secured by Speen Road real estate	300,000	300,000

CIBC Equipment Finance Limited
Repayable $9,950 per month including interest, due July 1, 2004	98,714	187,309

GE Capital Canada Inc.
Repayable $47,968 per month including interest at 12% per annum, due December 15, 2003	821,329	751,158

T&H Lemont
Repayable US$10,006 per month plus interest at prime plus 2%, due January 15, 2003	-	15,786

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

9. LONG TERM DEBT (Continued)

	SEPTEMBER 30 2003	DECEMBER 31 2002

T&H Lemont
Repayable US$14,010 per month plus interest at prime plus 2%, due September 1, 2004	$226,953	$464,161
	2,195,299	2,491,541
	2,350,898	2,727,229
Less: Current portion	1,301,538	1,281,569

	$1,049,360	$1,445,660

The repayment requirements on the long term debt are as follows:

	CAPITAL LEASES	OTHER LONG TERM DEBT
2003	$118,027	$1,183,511
2004	$29,329	$38,431
2005	$8,243	$41,258
2006	$-	$44,294
2007	$-	$47,552

10. SHARE CAPITAL

a) Authorized

An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 50,000,000 have been designated Series 1, 5,000,000 have been designated Series 2, and 5,000,000 have been designated Series 3.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

10. SHARE CAPITAL (Continued)

b) Issued and Outstanding

	NUMBER OF SHARES	CONSIDERATION
Common Shares
Balance, December 31, 2001	65,009,121	$36,328,211

Issue of common shares	34,500,000	13,726,700
Issue of common shares on conversion of Series 2 preferred shares	3,022,250	3,491,700

Balance, December 31, 2002	102,531,371	53,546,611

Issue of common shares on conversion of Series 3 preferred shares	1,239,788	1,451,603

Balance, September 30, 2003	103,771,159	$54,998,214

Preferred Shares - Series 2
Balance, December 31, 2001	3,925,000	$3,491,700

Converted to common shares	(3,925,000)	(3,491,700)

Balance, December 31, 2002	-	$-

Preferred Shares - Series 3
Balance, December 31, 2002 and 2001	2,261,114	$2,040,003

Converted to common shares	(1,610,114)	(1,451,603)

Balance, September 30, 2003	651,000	$588,400

Total Share Capital		$55,586,614

The Series 3 Preferred Shares are convertible at the rate of 0.77 of a common share for each Preferred Share. The preferred shares are convertible for a period of two years at the option of the holder. The preferred shares are also convertible at the option of the Company if the closing price of the common shares on the TSX Venture Exchange averages at least $2.50 per Preferred Share. On the second anniversary date of the issuance of the Preferred Shares, the Preferred Shares will be automatically converted into common shares.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

10. SHARE CAPITAL (Continued)

b) Issued and Outstanding (Continued)

Dividends on Series 3 Preferred Shares are cumulative and will accrue at an annual rate equal to 12%. Dividends will be payable in quarterly instalments on each dividend date, subject to legal limits under Canadian law.

  Escrow Shares

Of the Company's issued and outstanding shares, 17,347,968 are held in escrow to be released on the basis of 1,084,248 shares every six months commencing August 21, 2002, increasing to 2,168,496 every six months commencing February 21, 2004.

d) As at September 30, 2003, the Company had the following outstanding directors' and employees' stock options:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
2,600,000	$0.88	October 6, 2003

e) As at September 30, 2003, the Company had outstanding non-transferable share purchase warrants for the purchase of additional shares as follows:

NUMBER	EXERCISE PRICE		EXPIRY DATE
OF SHARES	YEAR 1	YEAR 2	YEAR 1	YEAR 2
6,000,000		$0.28		August 16, 2004
5,000,000		$0.40		August 12, 2004
10,000,000	$0.68	$0.68	October 21, 2003	October 21, 2004
2,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
5,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
1,500,000	$0.38	$0.38	October 21, 2003	October 21, 2004
5,000,000	$0.38	$0.38	October 21, 2004	October 21, 2004

f) As at September 30, 2003, the Company's 65% owned subsidiary, Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of Canadian Hi-Tech, or after March 1, 1996 at the option of the preferred shareholder who has agreed not to request Canadian Hi-Tech to redeem its shares until all of the performance and escrow shares, referred to in Note 10(c), have been earned out of escrow.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

11. INCOME TAXES

The Company has non-capital losses for income tax purposes of $16,492,934 which may be available to reduce taxable income in future years. The potential benefit of these losses has not been recognized as a future income tax benefit, as currently these amounts are less than likely to be realized. These losses expire as follows:

2003	$1,829,520
2004	2,586,675
2005	2,079,518
2006	2,361,252
2007	3,105,450
2008	1,573,186
2009	2,315,535
2010	641,798
$16,492,934

12. RELATED PARTY TRANSACTIONS

a) During the period, a company controlled by an officer was paid management fees of $54,000 (2002 - $54,000). In addition, a company controlled by a member of the family of the same director was paid rent of $58,500 (2002 - $58,500).

b) During the period, the Company paid directors' and officers' fees of $114,083 (2002 - $109,646).

  Loan payable of $361,226 described in Note 7 is owing to a company controlled by a relative of a director.

  The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. During the period ended September 30, 2003, $64,254 (2002 - $46,915) was paid pursuant to the terms of the agreement.

e) IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 50.7% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International. As a result, shareholders of the Company will have an opportunity to acquire a direct interest in IHI-International which will hold the right to use the technology in all parts of the world other than Canada.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

13. CONTINGENCIES

a) Interim agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

b) A demand has been made by General Electric Capital Canada Inc. for payment by the Company of $1,139,668 in relation to the Company's purchase of a Flexible Panel Welding System. Following the demand, $400,000 was released to General Electric Capital Canada Inc. from the letter of credit originally provided by the Company. The Company disputes that its lease contract with General Electric Capital Canada Inc. is in default, and has commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North American Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system.

14. FINANCIAL INSTRUMENTS

a) Fair Value Disclosure

The carrying amounts of certain of the Company's financial instruments, including cash and short term deposits, notes receivable and accrued interest, prepaid expenses, accounts payable and accrued liabilities, and other amounts payable, approximate their fair value due to their short maturities.

The carrying value of long term debt approximates its carrying value since the amounts bear interest at floating market interest rates.

b) Foreign Currency Risk

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company manages this risk by monitoring these international cash flows.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

15. ECONOMIC DEPENDENCE

Approximately 8% (2002 - 0%) of the non-refundable fees and deposits for license rights added to deferred revenue during the period were received from one potential joint venture partner.

16. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

The following summarize adjustments made to previously reported amounts at September 30, 2002:

Deficit, beginning of period, as originally reported	$(18,527,503)

Restatements in financial statements filed September 3, 2003
Reversal of revenue from license rights (a)	(9,741,561)
Minority interest in (income) loss of subsidiary (c)	2,782,119
(25,486,945)
Further restatements
Reversal of revenue from license rights (a)	(213,302)
Increase in gain on cancellation of license rights (a)	213,302
Gain (Loss) on issue of shares by subsidiary company (b)	1,158,798
Minority interest in (income) loss of subsidiary (c)	(723,930)

Deficit, beginning of period, as restated	$(25,052,077)

The restatement had the following effects on assets and liabilities as previously reported as at December 31, 2002:

	DEFERRED	MINORITY
	REVENUE	INTEREST

Balance as previously reported	$-	$3,726,364
Increase in deferred revenue (a)	10,256,168	-
Decrease in minority interest (b), (c) and (d)	-	3,726,364

Balance, as restated	$10,256,168	$-

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

16. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

The restatement had the following effects on loss and loss per share, as previously reported for the nine months ended September 30, 2002:

Net income (loss), as previously reported	$(2,523,766)

Restatements
Reversal of revenue from license rights (a)	(1,546,400)
Increase in gain on cancellation of license rights (a)	3,293,839
Gain (Loss) on issue of shares by subsidiary company (b)	-
Minority interest in (income) loss of subsidiary (c)	(468,889)

Net income (loss), as restated	$(1,245,216)

Net income (loss) per share, as previously reported	$(0.04)

Per share effect of above noted net income (loss) restatements	(0.02)

Net income (loss) per share as restated	$(0.02)

The Company's consolidated financial statements have been restated as summarized below:

a) Non-Refundable Fees and Deposits from License Rights

The Company had previously reported revenue from non-refundable fees and deposits for license rights received as a result of entering into memorandums of understanding with potential joint venture partners at the time these payments were received. Management has now determined that these payments should have been deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined to occur upon the formation of a joint venture, and the Company's ability to deliver the technology to exploit the license. The non-refundable fees and deposits relating to memorandums of understanding which have been cancelled by the Company should have been recorded as a gain on cancellation of license rights in the period that the notice of cancellation was issued. Accordingly, revenue from license rights has been reduced by $1,546,400 for the period ended September 30, 2002, and decreased by $9,954,863 for the fiscal years 2001 and prior through adjustment of the opening deficit at January 1, 2002. Gain on cancellation of license rights has been increased by $3,293,839 for the period ended September 30, 2002.

INTERNATIONAL HI-TECH INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - see Notice to Reader)

16. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

b) Gain (Loss) on Issue of Treasury Shares by Subsidiary Company

As a result of the restatement as deferred revenue of revenue from license rights previously recorded by the Company's subsidiary, IHI International Holdings Ltd., and the resulting decrease in the net asset value of the subsidiary, the previously reported loss of $37,368 on the sale of treasury shares by the subsidiary for the year ended December 31, 2001 has been corrected to a gain of $825,717 (a resulting difference of $863,085). In addition, the previously reported gain on sale of treasury shares of subsidiary for the year ended December 31, 1997 has increased by $295,713 to $390,863.

c) Minority Interest in (Income) Loss of Subsidiary

As a result of the restatement as deferred revenue of revenue previously from license rights recorded by the Company's subsidiary, IHI International Holdings Ltd., the previously reported minority interest in (income) loss of subsidiary has been increased by $468,889 for the period ended September 30, 2002.

d) Minority Interest Deficit Relating to Dividends

As a result of the adjustments described in (a), (b) and (c) above, dividends paid to the minority shareholders of the Company's subsidiary, IHI International Holdings Ltd., have exceeded the amount of the net equity of the Company's subsidiary attributable to minority shareholders by $1,439,330 at September 30, 2003, and $21,882 at December 31, 2002. This amount is recorded as a reduction to shareholders' equity as the Company anticipates its recovery from the minority shareholders' share of future net income generated by the subsidiary.

17. SUBSEQUENT EVENT

Subsequent to September 30, 2003, the Company issued 501,270 common shares on the conversion of 651,000 Series 3 Class B preferred shares.

British Columbia Securities Commission

Quarterly and Year End Report

BC Form 51-901F

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Hi-Tech Industries Inc.	September 30, 2003	2003/11/20
ISSUER'S ADDRESS
1096 West 10th Avenue
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6H 1H8	(604) 734-8300	(604) 733-5400
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Roger Rached	President	(604) 733-5400
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Info@ihiintl.com or info@ihi.ca	www.ihiintl.com or www.ihi.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Owen A. Anderson	Owen A. Anderson	2003/11/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
/s/ Rene Rached	Rene Rached	2003/11/27

INTERNATIONAL HI-TECH INDUSTRIES INC.

QUARTERLY REPORT

SEPTEMBER 30, 2003

Schedule A: Financial Information

See attached financial statements and schedule of deferred project development costs.

Schedule B: Supplementary Information

1. See attached financial statements.

2. a) Securities issued during the period:

None

b) Stock options granted during the period:

None

3. a)

			Issued
Class	Par Value	Authorized	Number	Amount

Common	Without par value	Unlimited number	103,771,159	$54,998,214
Class A Preferred	Without par value	Unlimited number	-	$-
Class B Preferred	Without par value	Unlimited number	651,000	$588,400

    See Notes 9(d) and 9(e) to the attached financial statements.

    See Note 9(c) to the attached financial statements.
    List of Directors:

Evelyne Schmeler

Ferdinand Rauer

Thomas Po

Lawry Trevor-Deutsch

Dr. Rene Abi-Rached

Omar Take

Dr. Owen A. Anderson

Larry Coston

INTERNATIONAL HI-TECH INDUSTRIES INC.

QUARTERLY REPORT

SEPTEMBER 30, 2003

List of Officers:

Roger A. Rached - President and Chief Executive Officer

Dr. Owen A. Anderson - Chief Financial Officer

Dr. Rene Abi-Rached - Chief Operating Officer

Omar Take - Chief Project Officer

Stephen D. Wortley - Secretary

Cary Green - Vice President of Business Development for Canada

INTERNATIONAL HI-TECH INDUSTRIES INC.

OTHER FINANCIAL INFORMATION

NINE MONTHS ENDED SEPTEMBER 30, 2003

1.	Deferred Project Development Costs

	Balance, December 31, 2002	$4,638,737

	Additions during the period
	Show home	4,235

	Balance, September 30, 2003	$4,642,972

2.	General Expense

	Sundry	$4,088
	Printing	4,462
	Courier	5,336
	Government fees	13,584
	Office supplies	70,154
	Equipment leasing	28,810
	Utilities	69,867

		$196,301

3.	Investor Relations and Product Representation Costs

	Susan Hahn & Associates (9 months at US$1,500)	$19,173

4.	Travel and Business Promotion

	Meals and entertainment	$69,042
	Travel	38,749
	Veda S.A. Consult reimbursable expenses and other costs related to the Luxembourg Show Home	114,957

		$222,748

SCHEDULE C

MANAGEMENT DISCUSSION

Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a licence agreement which terminates on March 16, 2092. The international rights to the Technology are held by IHI International pursuant to a licence agreement which terminates on October 4, 2093.

During the third quarter of 2003, the Corporation has maintained its focus and commitment to complete the installation of automated welding and cutting systems at the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia.

The Corporation has continued to demonstrate the attractiveness of its Technology and its export-oriented business. The Corporation has recorded as deferred revenue, non-refundable fees and deposits generated pursuant to memorandums of understanding entered into with potential joint venture partners in the amount of $12,080,732 as at September 30, 2003.

Management is committed to enhancing the financial return on the Corporation's $38.7 million of assets, primarily invested in its nearly completed permanent manufacturing facility located in Delta, British Columbia. In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

Manufacturing Facility

The building for the permanent manufacturing facility (the "Facility") is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC, which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of 2003. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by FANUC. See "Legal Proceedings" below.

The Corporation is now ready for production to produce at full capacity rates.

The web site at www.ihi.ca is frequently updated with pictures detailing the construction process at the Facility.

Application of Building Technology

The Corporation has moved ahead with a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5,584,151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5,862,639 and 5,785,904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

On November 5, 2003, the Corporation announced that patent numbers PI9408654-0, 117197 and 283514 have been issued in Brazil, Romania and Slovak Republic respectively. Additional patents have been granted in India and Libya.

Operations

The Corporation had a net loss of $3,650,480 for the nine months ended September 30, 2003, as compared to a net loss of $1,245,216 for the nine months ended September 30, 2002.

As at the end of the third quarter of 2003, the Corporation had retained 28 interim licence agreements that call for the establishment of up to 30 Hi-Tech Factories.

Interest and foreign exchange expenses increased from $520,966 for the nine months ended September 30, 2002 to $889,985 for the nine months ended September 30, 2003, as a result of the fluctuation in exchange rate between United States and Canadian dollars. Consulting fees increased from $146,080 for the nine months ended September 30, 2002 to $243,594 for the nine months ended September 30, 2003, resulting from consulting services relating to project design work.

Capital Requirements, Resources and Liquidity

As at September 30, 2003 the Corporation had working capital of $4,250,608. Of the current liabilities $361,226 is represented by a loan from a related party. Of the current assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

As at September 30, 2003, the Facility, including the land on which the Facility is located and the capital assets deployed at the Facility, had a book value of approximately $26.8 million.

The short to medium term outlook for the Corporation's liquidity is satisfactory. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing external sources of financing, the speed with which the Corporation will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Recent Developments

Joint Venture Factories

Europe

On November 5, 2003, the Corporation announced that its potential Central European Joint Venture (JV) Partner, responsible for the greater region of Benelux and Western Germany, is moving forward to establish its JV partnership as per their interim agreement. The Corporation's potential JV Partner, with the assistance of a major local bank, is negotiating with regional and local governments in the territory to acquire a property suitable for an IHI JV factory. The Corporation's potential JV Partner is very confident that the JV Partnership, with the help of a local bank, will be able to obtain a favourable incentive package from a regional and local government as an inducement to establish a facility. A major accounting and consulting firm has been engaged to prepare a business and feasibility plan for the territory.

Saudi Arabia

On November 5, 2003, the Corporation announced that it continues to work with its Saudi Joint Venture (JV) Partner towards completion of an implementation plan for the establishment of a manufacturing facility. The Corporation is also continuing to work with its JV Partner to secure a letter of credit, on terms acceptable to the Corporation, for the manufacture and sale of that facility. Progress on establishing a manufacturing facility in Saudi Arabia has been slowed by events in the region, and by an internal reorganization of the Saudi Partner's affairs, which has included the introduction of new investors.

IHI Products to be Displayed

North America

On November 5, 2003, the Corporation announced it is negotiating with a marketing group to set up a mobile show home to be displayed at various major cities in North America in 2004. It will feature the Corporation's unique and patented Technology, and showcase the Technology's advantages over conventional building methods which include resistance to earthquakes, fire, flood, mold, and radiation. Additionally, the Technology's durability and flexibility, its customization and open design attributes and its construction time and environmental advantages, will be showcased. All materials used in the application of the Technology are inert.

Europe

On November 5, 2003, the Corporation announced that it plans to display several mobile units, including offices, residences and the Corporation's mobile factory referred to in the Corporation's May 30, 2002 and July 31, 2002 press releases once a property has been acquired by our Central European JV Partnership. In addition, after 9 years of successful display at the international Luxembourg expo grounds, the Corporation plans to move its European Show Home to the above mentioned property. The house will be remodeled and expanded to further show the flexible advantages of the Technology.

IHI Hi-Rise Developments - Surrey, B.C.

Further to the Corporation's news releases of July 31, 2002, November 4, 2002 and January 16, 2003, the Corporation announced that two development permits have been filed and are in the review process with the appropriate permitting departments. A separate news release will be issued in the near future, updating further progress on the two projects, which will feature the Technology in the Hi-Rise development.

Status of New Orders

On November 5, 2003, the Corporation announced that after receiving a number of proposals, the Company has selected what it believes to be the most appropriate projects to launch the Technology and has provided the selected developers with satisfactory budgets. The Corporation is in the process of formalizing agreements, which include proof of funds and other financial arrangements prior to obtaining building permits, to enable the Corporation to manufacture the required panels for these projects. More specifics, including a standard price list for pre-permitted homes and other products of the Corporation, will be forthcoming shortly.

Investor Relations

Investor relations activities are conducted through Susan Hahn & Associates for a retainer of U.S.$1,500 per month.

Related Party Transactions

During the third quarter of fiscal 2003, the Corporation did not enter into any related party transactions, other than as disclosed in Note 12 of the Financial Statements.

Material Contracts

During the third quarter of fiscal 2003, the Corporation did not enter into any Material Contracts.

Legal Proceedings

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding.

The Corporation is aware of settlement discussions involving the parties to the Genesee Action. See second quarter report for fiscal 2002 for a description of the Genesee Action.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: November 28, 2003

/s/ Roger A. Rached

Roger A. Rached, President & CEO